September 21, 2010

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance, Mail Stop 3720
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Reference:	The Mobile Stae Corp. Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 16, 2010 Form 10-Q for the Quarter Ended June 30, 2010 Filed July 29, 2010 File No.: 333-152952

Dear Mr. Sprigel:

With respect to our response, dated September 2, 2010, please be advised that any amended filing(s) should be filed with the Securities and Exchange Commission no later than September 27, 2010.

If you have any questions, please do not hesitate to call our Counsel, Michael S. Krome, Esq. at 631-737-8381, or myself.

Very truly yours, /s/ Danny Elbaz Danny Elbaz, President